January 25, 2011

VIA EDGAR

Michelle Roberts

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust (File No. 812-13861)

Dear Ms. Roberts:

We are writing on behalf of Northern Lights Variable Trust and other applicants (the "Applicants") to respectfully request the withdrawal of the Applicants' application pursuant to Section (c) of the Investment Company Act of 1940, as amended, for an order exempting the Applicants from the provisions of Section 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder (the "Application").  The Application was filed with the Securities and Exchange Commission on January 24, 2011, SEC Accession No. 0000910472-11-000081.  Due to an administrative error, the Application was designated a "Form 40-APP" filing.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771